Exhibit 99.1

February 22, 2008

Mr. Steve Herod

Petrohawk Energy Corporation

1000 Louisiana Street, Suite 5600

Houston, Texas 77002

Dear Mr. Herod:

In accordance with your request, we have estimated the proved reserves and future revenue, as of December 31, 2007, to the interest of Petrohawk Energy Corporation and its subsidiaries (collectively referred to herein as “Petrohawk”) in certain oil and gas properties located in the United States, as listed in the accompanying tabulations. This report has been prepared using constant prices and costs, as discussed in subsequent paragraphs of this letter. The estimates of reserves and future revenue in this report have been prepared in accordance with the definitions and guidelines of the U.S. Securities and Exchange Commission and, with the exception of the exclusion of future income taxes, conform to the Statement of Financial Accounting Standards No. 69. Definitions are presented immediately following this letter.

We estimate the net reserves and future net revenue to the Petrohawk interest in these properties, as of December 31, 2007, to be:

	Net Reserves			Future Net Revenue (M$)
Category	Oil (MBBL)	NGL (MBBL)	Gas (MMCF)	Total	Present Worth at 10%
Proved Developed
Producing	10,774.4	4,269.7	388,856.1	2,778,918.8	1,585,482.7
Non-Producing	1,367.8	159.6	118,470.2	753,589.4	436,658.7
Proved Undeveloped	5,596.5	1,877.3	409,987.1	1,670,179.2	535,773.3

Total Proved	17,738.6	6,306.6	917,313.3	5,202,687.4	2,557,914.7

Totals may not add because of rounding.

The oil reserves shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

The estimates shown in this report are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. Our estimates do not include any probable or possible reserves that may exist for these properties. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

Future gross revenue to the Petrohawk interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deductions for these taxes, future capital costs, and operating expenses but before consideration of federal income taxes. The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and their related facilities. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability. Also, our estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.

Oil and NGL prices used in this report are based on regional posted prices in effect on December 31, 2007, and are adjusted by lease for quality, transportation fees, and infield price differentials. Gas prices used in this report are based on regional spot market prices in effect on December 31, 2007, and are adjusted by lease for energy content, transportation fees, and infield price differentials. As a reference, the December 31, 2007, Plains Marketing, L.P. West Texas Intermediate posted price was $92.50 per barrel and the December 31, 2007, Platts Henry Hub spot market price was $6.795 per MMBTU. All prices are held constant throughout the lives of the properties.

Lease and well operating costs used in this report are based on operating expense records of Petrohawk. As requested, these costs include direct lease- and field-level costs and Petrohawk’s estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. For nonoperated properties, these costs also include the per-well overhead expenses allowed under joint operating agreements. Lease and well operating costs are held constant throughout the lives of the properties. Capital costs are included as required for workovers, recompletions, new development wells, and production equipment. The future capital costs are held constant to the date of expenditure.

We have made no investigation of potential gas volume and value imbalances resulting from overdelivery or underdelivery to the Petrohawk interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Petrohawk receiving its net revenue interest share of estimated future gross gas production.

The reserves shown in this report are estimates only and should not be construed as exact quantities. The reserves may or may not be recovered; if they are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. A substantial portion of these reserves are for behind-pipe zones, non-producing zones, undeveloped locations, and producing wells that lack sufficient production history upon which performance-related estimates of reserves can be based. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogy to properties with similar geologic and reservoir characteristics; it may be necessary to revise these estimates as additional performance data become available. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report. Also, estimates of reserves may increase or decrease as a result of future operations.

In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geologic. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geologic data; therefore, our conclusions necessarily represent only informed professional judgment.

The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Petrohawk Energy Corporation, other interest owners, various operators of the properties, public data sources, and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. Supporting geologic, field performance, and work data are on file in our office. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.